CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

UNAUDITED - PREPARED BY MANAGEMENT

(Expressed in United States Dollars)

FOR THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2021 & 2020

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2021 & 2020

The accompanying unaudited condensed consolidated financial statements of Red Metal Resources Ltd. (the “Company”) for the three and nine months ended October 31, 2021 and 2020, have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the condensed statements by an entity’s auditor. These unaudited condensed consolidated financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

RED METAL RESOURCES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

(Unaudited)

		October 31,	January 31,
	Note	2021	2021
ASSETS

Current
Cash		$55,225	$47,293
Cash held in trust	6	785,634	-
Prepaids and other receivables		47,135	994
Total current assets		887,994	48,287

Equipment		19,282	26,450
Unproved mineral properties	4	647,026	702,941
Total assets		$1,554,302	$777,678

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current
Accounts payable		$130,953	$78,755
Accrued liabilities		24,720	44,475
Due to related parties	3	20,290	70,514
Subscription receipts payable	6	782,567	-
Notes payable		-	15,000
Total current liabilities		958,530	208,744

Long-term notes payable to related parties	3	1,226,182	1,093,417
Long-term amounts due to related parties	3	145,359	-
Withholding taxes payable		116,272	116,618
Total liabilities		2,446,343	1,418,779

Stockholders’ deficit
Common stock, no par value, unlimited number authorized 45,097,087 and 41,218,008 issued and outstanding at October 31, 2021 and January 31, 2021, respectively	5	6,702,859	6,281,521
Additional paid-in capital	5	2,948,139	2,891,764
Deficit		(10,371,630)	(9,744,146)
Accumulated other comprehensive loss		(171,409)	(70,240)
Total stockholders’ deficit		(892,041)	(641,101)
Total liabilities and stockholders’ deficit		$1,554,302	$777,678

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors:

Caitlin Jeffs	Joao (John) da Costa
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

RED METAL RESOURCES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in US Dollars)

(Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2021	2020	2021	2020

Operating expenses:
Amortization		$1,600	$1,580	$5,477	$1,692
Consulting fees	3	43,121	22,526	112,210	22,526
General and administrative		35,124	6,251	94,040	21,010
Mineral exploration costs		2,939	1,151	97,267	4,250
Professional fees		53,025	42,505	177,701	63,469
Regulatory		4,579	2,508	31,027	13,479
Rent	3	2,388	2,253	7,212	2,253
Salaries, wages and benefits		15,841	7,898	30,714	20,678
		(158,617)	(86,672)	(555,648)	(149,357)
Other items
Foreign exchange gain (loss)		696	(909)	(1,918)	(840)
Forgiveness of debt		-	114,892	-	189,228
Interest on notes payable	3	(24,015)	(20,586)	(69,918)	(57,446)
Net income (loss)		(181,936)	6,725	(627,484)	(18,415)

Foreign currency translation		(49,773)	(9,607)	(101,169)	17,225
Comprehensive loss		$(231,709)	$(2,882)	$(728,653)	$(1,190)

Net income (loss) per share - basic and diluted		$(0.00)	$0.00	$(0.01)	$(0.00)
Weighted average number of shares outstanding - basic and diluted:		45,097,087	41,218,008	43,591,248	41,218,008

The accompanying notes are an integral part of these condensed consolidated financial statements.

RED METAL RESOURCES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(Expressed in US Dollars)

(Unaudited)

		Common Stock Issued		Additional		Accumulated Other
	Note	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	Total

Balance, January 31, 2020		41,218,008	$6,281,521	$2,891,764	$(9,584,892)	$(74,449)	$(486,056)

Net loss for the period ended October 31, 2020		-	-	-	(18,415)	-	(18,415)
Foreign exchange translation		-	-	-	-	17,225	17,225
Balance, October 31, 2020		41,218,008	$6,281,521	$2,891,764	$(9,603,307)	$(57,224)	$(487,246)

Balance at January 31, 2021		41,218,008	$6,281,521	$2,891,764	$(9,744,146)	$(70,240)	$(641,101)
Shares issued for private placement	5	3,849,668	477,982	-	-	-	477,982
Share issuance costs	5	-	(66,644)	48,277	-	-	(18,367)
Shares issued for services	5	29,411	10,000	-	-	-	10,000
Cash received from short sell fees	5	-	-	8,098	-	-	8,098
Net loss for the period ended October 31, 2021		-	-	-	(627,484)	-	(627,484)
Foreign exchange translation		-	-	-	-	(101,169)	(101,169)

Balance, October 31, 2021		45,097,087	$6,702,859	$2,948,139	$(10,371,630)	$(171,409)	$(892,041)

The accompanying notes are an integral part of these condensed consolidated financial statements.

RED METAL RESOURCES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

(Unaudited)

	Nine Months Ended October 31,
	2021	2020
Cash flows used in operating activities
Net loss	$(627,484)	$(18,415)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	69,918	57,446
Amortization	5,477	1,692
Cash paid for interest	-	(3,933)
Forgiveness of debt	-	(189,228)
Shares issued for services	10,000	-
Changes in operating assets and liabilities
Prepaids and other receivables	(32,220)	(8,902)
Accounts payable	38,090	7,035
Accrued liabilities	(12,159)	1,962
Due to related parties	92,559	35,544
Net cash used in operating activities	(455,819)	(116,799)

Cash flows used in investing activities
Acquisition of equipment	-	(27,725)
Net cash used in investing activities	-	(27,725)

Cash flows provided by financing activities
Issuance of notes payable to related parties	31,902	264,410
Cash received on subscription to shares	459,615	-
Cash received on subscription to subscription receipts	777,669	-
Repayments of notes payable	(15,000)	(21,067)
Cash received from short sell fees	8,098	-
Net cash provided by financing activities	1,262,284	243,343

Effects of foreign currency exchange	(12,899)	(8,101)

Increase in cash and cash held in trust	793,566	90,718
Cash and cash held in trust, beginning	47,293	9,865
Cash and cash held in trust, ending	$840,859	$100,583

Cash	55,225	100,583
Cash held in trust	785,634	-
Total cash and cash held in trust	$840,859	$100,583

The accompanying notes are an integral part of these condensed consolidated financial statements.

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

These condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at October 31, 2021, the Company has not generated any significant revenues from mineral sales, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to mitigate these operating losses through controlling its operating costs. The Company plans to obtain sufficient working capital through additional debt or equity financing and private loans. At October 31, 2021, the Company had a working capital deficit of $70,536 and accumulated losses of $10,371,630 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to generate significant revenues in the future. These unaudited condensed consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these unaudited condensed consolidated financial statements.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 700 - 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet's head office is located in Vallenar, III Region of Atacama, Chile.

Uncertainty Associated with Global Outbreak of COVID-19

In March of 2020, the World Health Organization declared an outbreak of COVID-19 a global pandemic. The COVID-19 outbreak has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the COVID-19 outbreak may impact the Company and its operations as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place world-wide to fight the spread of the virus. While the extent of the impact is unknown, the COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

2.BASIS OF PREPARATION

These condensed consolidated financial statements were authorized for issue on December 23, 2021, by the directors of the Company.

a) Statement of Compliance and Basis of Presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. They do not include all information and footnotes required by GAAP for complete financial statements. Except as disclosed herein, there have been no material changes in the information disclosed in the notes to the consolidated financial statements for the year ended January 31, 2021, included in the Company’s Annual Report on Form 10-K, filed with the SEC on May 3, 2021. These unaudited condensed consolidated financial statements should be read in conjunction with those audited consolidated financial statements included in Form 10-K. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three and nine months ended October 31, 2021, are not necessarily indicative of the results that may be expected for the year ending January 31, 2022.

b) Accounting standards issued but not yet effective

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company's unaudited condensed consolidated financial statements. The Company intends to adopt the standards when they become effective. The Company has not yet determined the impact of these standards on its financial statements, but does not anticipate that the impact will be significant.

3.RELATED-PARTY TRANSACTIONS

The following amounts were due to related parties as at:

	October 31, 2021	January 31, 2021
Due to a company owned by an officer (a)	$-	$17,481
Due to a company controlled by directors (a)	12,714	12,731
Due to the Chief Executive Officer (“CEO”) (a), (b)	3,202	27,543
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,000	8,042
Due to a major shareholder (a), (b)	2,500	2,500
Due to a company controlled by a director (a)	874	2,217
Total due to related parties	$20,290	$70,514

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $1,500, CFO agreed to acquire the NSR for $1,000, and the major shareholder agreed to acquire the NSR for $2,500.

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

3.RELATED-PARTY TRANSACTIONS (CONTINUED)

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As such, the following amounts were reclassified to long-term debt:

October 31, 2021
Due to a company owned by an officer (c)	$63,237
Due to a company controlled by directors (c)	13,687
Due to a company controlled by a director (c)	68,435
Total due to related parties	$145,359

(c)Amounts are unsecured, bear no interest, and are payable on or after January 31, 2023.

The following amounts were due under the notes payable the Company issued to related parties:

	October 31, 2021	January 31, 2021
Note payable to CEO (d)	$636,467	$581,233
Note payable to CFO (d)	11,018	10,380
Note payable to a company controlled by directors (d)	443,577	378,449
Note payable to a major shareholder (d)	135,120	123,355
Total notes payable to related parties	$1,226,182	$1,093,417

(d)The notes payable to related parties are based on Level 2 inputs in the ASC 820 fair value hierarchy. The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are  payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

During the three-month period ended October 31, 2021, the Company accrued $24,015 (October 31, 2020 - $20,568) in interest expense on the notes payable to related parties.

During the nine-month period ended October 31, 2021, the Company accrued $69,918 (October 31, 2020 - $56,457) in interest expense on the notes payable to related parties.

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

3.RELATED-PARTY TRANSACTIONS (CONTINUED)

Transactions with Related Parties

During the three and nine months ended October 31, 2021 and 2020, the Company incurred the following expenses with related parties:

	Three Months ended October 31,		Nine Months ended October 31,
	2021	2020	2021	2020
Consulting fees to a company owned by CFO	$11,937	$-	$36,058	$-
Consulting fees to a company controlled by CEO	11,937	-	36,058	-
Consulting fees paid or accrued to a company controlled by VP of Finance	6,147	-	12,906	-
Prepaid consulting fees paid to a company controlled by VP of Finance	(6,281)	-	11,879	-
Legal fees paid to a company controlled by a director	8,204	-	16,876	-
Rent fees accrued to a company controlled by directors	2,388	-	7,212	-
Total transactions with related parties	$34,332	$-	$120,989	$-

4.UNPROVED MINERAL PROPERTIES

Following is the schedule of the Company’s unproved mineral properties as at October 31, 2021 and January 31, 2021:

Mineral Claims at October 31, 2021

Mineral Claims	January 31, 2021	Effect of foreign currency translation	October 31, 2021
Farellón Project
Farellón	$369,863	$(29,421)	$340,442
Quina	142,560	(11,340)	131,220
Exeter	144,793	(11,517)	133,276
	657,216	(52,278)	604,938

Perth Project	45,725	(3,637)	42,088

Total Costs	$702,941	$(55,915)	$647,026

Mineral Claims at January 31, 2021

Mineral Claims	January 31, 2020	Effect of foreign currency translation	January 31, 2021
Farellón Project
Farellón	$343,648	$26,215	$369,863
Quina	132,455	10,105	142,560
Exeter	134,530	10,263	144,793
	610,633	46,583	657,216

Perth Project	42,484	3,241	45,725

Total Costs	$653,117	$49,824	$702,941

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

5.COMMON STOCK

On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia. The Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value (the “Shares”). The Company retroactively reclassified $6,240,304 associated with the historical share issuances from additional paid-in capital to common stock.

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of CAD$0.15 per unit (each a “Unit”) for gross proceeds of $477,982 (CAD$577,450) (the “Unit Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of CAD$0.20 per common share for a period of 24 months from the date of issue. The Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of CAD$0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the Warrants must be exercised within a period of 30 days. In case the Warrant holders do not exercise them within the accelerated 30-day period, the warrants will expire automatically.

In connection with the Unit Offering, the Company paid cash commissions aggregating $18,367 (CAD$22,397) and issued 149,310 Warrants to registered broker-dealers valued at $48,277. The Warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the Unit Offering. The Company used Black-Scholes option pricing model to determine the value of the broker warrants. The following assumptions were used:

Expected Life of the broker warrants	2 years
Risk-Free Interest Rate	0.16%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	255%
Fair Value at the date of transaction	$0.34

On May 14, 2021, the Company issued 29,411 shares of its common stock to a consultant for investor relations services. The Shares were issued pursuant to an independent contractors services agreement whereby the Company agreed to a $5,000 monthly fee payable to a consultant during a three-month period commencing on April 14, 2021. At the discretion of the Company, the cash fee can be paid in common shares of the Company at a deemed price of $0.17 per share for a total of 29,411 shares per month. At the time of the share issuance, the fair market value of the shares was $0.34, therefore the Company recognized $10,000 as part of its investor relation fees.

Warrants

The changes in the number of warrants outstanding during the nine months period ended October 31, 2021, and for the year ended January 31, 2021, are as follows:

	Nine months ended October 31, 2021			Year ended January 31, 2021
	Number of warrants	Weighted average exercise price		Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	-	$	n/a	2,500,000		$0.1875
Warrants issued	3,998,978		$0.20	-	$	n/a
Warrants expired	-	$	n/a	(2,500,000)		$0.1875
Warrants outstanding, ending	3,998,978		$0.20	-	$	n/a

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

5.COMMON STOCK (CONTINUED)

Details of warrants outstanding as at October 31, 2021, are as follows:

Number of warrants exercisable	Grant date	Exercise price
3,849,668	May 17, 2021	$0.20 expiring on May 17, 2023
149,310 (1)	May 17, 2021	$0.20 expiring on May 17, 2023
3,998,978

(1)Broker warrants issued on closing of the Unit Offering.

At October 31, 2021, the weighted average life and exercise price of the warrants was 1.54 years and $0.20, respectively.

Recovery of Short-Swing Profits

During the nine months ended October 31, 2021, the Company received $8,098 related to the recovery of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company did not have similar transactions during the nine months ended October 31, 2020.

6.SUBSCRIPTION RECEIPTS PAYABLE

On June 15, 2021, the Company closed a non-brokered private placement by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) at a price of CAD$0.15 per Subscription Receipt for aggregate gross proceeds of $777,669 (CAD$969,131) (the “SR Offering”).

Each Subscription Receipt automatically entitled the holder thereof, without payment of any additional consideration and without further action on the part of the holder, to acquire one Subscription Receipt Unit (an “SR Unit”). Each SR Unit consists of one common share and one common share purchase warrant of the Company (each, an “SR Warrant”). Each SR Warrant entitles the holder to purchase an additional common share of the Company at a price of CAD$0.30 per common share, if exercised during the first year following the release from escrow, and at a price of CAD$0.60, if exercised during the second year following the release from escrow.

Until the escrow release conditions (including the listing of the Company’s common shares on a recognized stock exchange in Canada) were met in full, the Subscription Receipts, and the proceeds of the SR Offering were held in trust by an escrow agent appointed by the Company.

Subsequent to October 31, 2021, on November 18, 2021, the Company received a receipt for a final non-offering prospectus with the B.C. Securities Commission after which, having satisfied the escrow release conditions, the escrowed funds were released to the Company effective November 22, 2021, and an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration, into 6,460,872 common shares of the Company and 6,460,872 SR Warrants.

In connection with the SR Offering, the Company agreed to pay finders fees to certain registered broker dealers payable on the Escrow Release Date consisting of: (1) a cash commission in an amount equal to 7% of the gross proceeds raised from subscribers to the SR Offering who were introduced by such finders, and (2) finders warrants in an amount equal to 7% of the number of Subscription Receipts purchased by subscribers introduced by such finders to the Company (the "Finder's Warrants"). The Finder's Warrants would have the same terms as the SR Warrants as defined above. As such on November 22, 2021, the Company paid finders cash commissions totaling $34,258 and  issued a total of 228,389 Finder’s Warrants.

RED METAL RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Expressed in US Dollars)

(Unaudited)

7.SUBSEQUENT EVENTS

Subsequent to October 31, 2021, the Company granted stock options pursuant to its incentive stock option plan to certain directors, officers management company employees, and consultants of the Company to purchase an aggregate of 1,750,00 Common Shares at an exercise price of CAD$0.25 per Common Share, expiring on November 24, 2026.  Options to acquire up to 1,700,000 Common Shares vested immediately and an option to acquire up to 50,000 shares vests quarterly over a period of 12 months from the date of grant. The options are subject to applicable policies of the CSE and applicable securities laws and are subject to a hold period expiring on March 25, 2022.